Filed by FinTech Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp.

Commission File No.: 001-36846

This filing relates to a proposed business combination involving FinTech Acquisition Corp. and FTS Holding Corporation.

The following is an email that was sent to stockholders of FTS Holding Corporation on March 8, 2016.

Dear [Stockholder]:

•	FTS Holding Corp. (“CC”) signed a Merger Agreement with FinTech Acquisition Corp (“FNTC”), a special purpose acquisition company, (SPAC) / ‘blank check’ company
•	FinTech will be renamed CardConnect Corp., and CC management will continue to run the new public entity (“NewCo”)
•	FTV Capital, our current private-equity owner, will hold approx. 35% of NewCo’s outstanding stock at closing
•	CC shareholders will receive approximately $9.87 as merger consideration for each share of CC common stock, subject to adjustment
•	Existing CC shareholders, other than FTV Capital, will receive their merger consideration approximately 30% in cash and 70% in common stock of NewCo (assuming a value of $10.00 per share of NewCo common stock).
•	Closing is currently expected by June 30, 2016
•	We will seek your approval for the transaction after FNTC files its definitive proxy statement/prospectus with the SEC, as described below.
•	Existing CC shareholders, including FTV Capital, will be subject to 180 day ‘lock up’ after closing for NewCo shares

Additional Information and Where to Find It

In connection with the proposed merger, FNTC intends to file a proxy statement/prospectus with the SEC. CC stockholders and other interested persons are advised to read, when available, FNTC’s preliminary proxy statement/prospectus, the amendments thereto, and definitive proxy statement/prospectus, as these materials will contain important information about CC, FNTC and the proposed merger. Copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: FinTech Acquisition Corp., 712 Fifth Avenue, 8th Floor, New York, New York 10019, attention: James J. McEntee, III, telephone 215.701.9602.

FinTech Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies to FNTC’s stockholders with respect to the transaction. Information regarding FNTC’s directors and officers is available in FNTC’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, which has been filed with the SEC. Additional information will also be contained in FNTC’s definitive proxy statement/prospectus when available.